Baytex Energy Trust
Management’s Discussion and Analysis
For the three months and nine months ended September 30, 2010
Dated November 9, 2010

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Trust (“Baytex” or the “Trust”) for the three months and nine months ended September 30, 2010. This information is provided as of November 9, 2010. In this MD&A, references to “Baytex”, the “Trust”, “we”, “us” and “our” and similar terms refer to Baytex Energy Trust and its subsidiaries on a consolidated basis, except where the context requires otherwise. The third quarter results have been compared with the corresponding period in 2009. This MD&A should be read in conjunction with the Trust’s unaudited consolidated comparative financial statements for the three months and nine months ended September 30, 2010 and 2009, and its audited consolidated comparative financial statements for the years ended December 31, 2009 and 2008, together with accompanying notes, and the Annual Information Form for the year ended December 31, 2009. These documents and additional information about the Trust are available on SEDAR at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated and all tabular amounts are in thousands of Canadian dollars, except for percentage and per unit amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

Non-GAAP Financial Measures

The Trust evaluates performance based on net income and funds from operations. Funds from operations is not a measurement based on Generally Accepted Accounting Principles in Canada (“GAAP”), but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash flow from operating activities before changes in non-cash working capital and other operating items. The Trust’s determination of funds from operations may not be comparable with the calculation of similar measures for other issuers. The Trust considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future distributions to unitholders and capital investments. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see “Funds from Operations, Payout Ratio and Distributions”.

Total monetary debt is a non-GAAP measure which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized gains or losses on financial derivative contracts)), the principal amount of long-term debt and the balance sheet amount of the convertible debentures.

Operating netback is a non-GAAP measure commonly used in the oil and gas industry. This measurement helps management and investors to evaluate the specific operating performance by product. There is no standardized measure of operating netback and therefore operating netback as presented may not be comparable to similar measures presented by other issuers. Operating netback is equal to product revenue less royalties, operating expenses and transportation expenses divided by barrels of oil equivalent.

Outlook – Economic Environment

The third quarter of 2010 showed increasing signs of stability in the energy commodity markets. The spot price for West Texas Intermediate (“WTI”) at September 30, 2010 of US$79.97/bbl was similar to the June 30, 2010 WTI spot price of US$75.63/bbl, with WTI averaging US$76.30/bbl in the third quarter of 2010, compared to US$78.03/bbl in the prior quarter. Going forward, strength in crude oil prices will depend on a continuation of the worldwide economic recovery. In this environment, Baytex continues to be focused on the following objectives: preserving balance sheet strength and liquidity, maintaining and, where possible, profitably expanding its productive capacity and delivering a sustainable distribution to its unitholders.

The Trust has announced plans to convert its legal structure from a trust to a corporation at year-end 2010.  We see 2010 as the transition year as we shift our business model from a predominately income-focused model as a trust to growth-and-income model in the new corporate era. Under current operating conditions and commodity prices, Baytex believes the distribution level of $0.18 per unit per month can be maintained as a dividend subsequent to the conversion. Taxable individual investors in Canada will benefit from an enhanced dividend tax credit on eligible dividends received resulting in a lower effective tax rate on their income, while U.S. residents holding Baytex shares in qualified retirement plans are expected to be sheltered from the 15% withholding tax that currently applies to distributions.  U.S. taxable holders may receive a foreign tax credit or foreign tax deduction for the 15% withholding tax which will be levied on dividend payments.  An Information Circular regarding the Plan of Arrangement has been mailed to unitholders. A special meeting of unitholders is scheduled for 3 p.m. MT on December 9, 2010 to vote on the terms of the Plan of Arrangement. Assuming receipt of all required unitholder, court, stock exchange and other regulatory approvals, we expect that the conversion will be completed on December 31, 2010.

Results of Operations

Production

	Three Months Ended September 30			Nine Months Ended September 30
Daily Production	2010	2009	Change	2010	2009	Change
Light oil and NGL (bbl/d)	6,600	7,021	(6%)	6,567	7,071	(7%)
Heavy oil (bbl/d) (1)	28,959	25,532	13%	28,172	24,090	17%
Natural gas (mmcf/d)	55.4	60.4	(8%)	56.2	58.6	(4%)
Total production (boe/d)	44,799	42,623	5%	44,113	40,934	8%

Production Mix
Light oil and NGL	15%	16%		15%	17%
Heavy oil	65%	60%		64%	59%
Natural gas	20%	24%		21%	24%

(1) Heavy oil sales volumes may differ from reported production volumes due to changes to Baytex's heavy oil inventory. For the three months ended September 30, 2010, heavy oil sales volumes were 10 bbl/d lower than production volumes (three months ended September 30, 2009 – 382 bbl/d lower). For the nine months ended September 30, 2010, heavy oil sales volumes were 75 bbl/d higher than production volumes (nine months ended September 30, 2009 – 215 bbl/d lower).

Production for the three months ended September 30, 2010 totaled 44,799 boe/d, as compared to 42,623 boe/d for the same period in 2009. Light oil and natural gas liquids (“NGL”) production for the third quarter of 2010 decreased by 6% to 6,600 bbl/d from 7,021 bbl/d in the same period last year due to production declines in conventional fields in Alberta and British Columbia. Heavy oil production for the third quarter of 2010 increased by 13% to 28,959 bbl/d from 25,532 bbl/d in the same period last year primarily due to the acquisition of producing assets and increased production from development programs. Natural gas production decreased by 8% to 55.4 mmcf/d for the third quarter of 2010, as compared to 60.4 mmcf/d for the same period last year primarily due to natural declines as we focused our drilling effort on our oil portfolio.

Production for the nine months ended September 30, 2010 totaled 44,113 boe/d, as compared to 40,934 boe/d for the same period in 2009. Light oil and NGL production for the nine months ended September 30, 2010 decreased by 7% to 6,567 bbl/d from 7,071 bbl/d in the same period last year due to production declines in conventional fields in Alberta and British Columbia. Heavy oil production for the nine months ended September 30, 2010 increased by 17% to 28,172 bbl/d from 24,090 bbl/d in the same period last year primarily due to the acquisition of producing assets and increased production from development programs. Natural gas production decreased by 4% to 56.2 mmcf/d for the nine months ended September 30, 2010, as compared to 58.6 mmcf/d for the same period last year primarily due to natural declines as we focused our drilling effort on our oil portfolio.

Commodity Prices

Crude Oil

For the first nine months of 2010, the price of WTI fluctuated between a low of US$68.01/bbl and a high of US$86.84/bbl, as global markets reacted to diverse and conflicting factors, ranging from strong economic growth in China to continued high United States unemployment and the sovereign debt crisis in Europe.  As the markets looked for direction in the third quarter of 2010, WTI prices ranged between US$71.53/bbl and US$82.55/bbl.  Although volatility was high at times during the third quarter, oil prices fluctuated less than those in the second quarter of 2010. The average WTI price in the third quarter decreased to US$76.20/bbl from US$78.02/bbl in second quarter of 2010. The average WTI price in the third quarter of 2010 was, however, 12% higher than in the third quarter of 2009. For the nine months ended September 30, 2010, the average price of WTI was US$77.65/bbl, 36% higher than that for the nine months ended September 30, 2009.

The discount for Canadian heavy oil, as measured by the Western Canadian Select (“WCS”) price differential to WTI, averaged nearly 21% in the third quarter of 2010, compared to 18% in the second quarter of 2010 and 15% in the third quarter of 2009.  This increase in WCS differential from second quarter levels was due, in large part, to transport constraints resulting from Enbridge pipeline leaks, which temporarily curtailed oil shipments to United States midcontinent refineries. During the nine months ended September 30, 2010, the heavy oil price differential was 17% as compared to 16% in the first nine months of 2009.

Natural Gas

For the three months ended September 30, 2010, AECO natural gas prices averaged $3.72/mcf, as compared to $3.02/mcf in the same period last year. Natural gas prices trended significantly lower during the third quarter of 2010, in spite of record summer heat over much of the eastern United States.  This was largely due to the growth of United States shale gas production and the lack of hurricane disruptions to the United States Gulf Coast producing region. For the nine months ended September 30, 2010, the average AECO natural gas price was comparable to 2009, averaging $4.31/mcf, as compared to $4.11/mcf in the same period last year.

	Three Months Ended September 30				Nine Months Ended September 30
	2010	2009	Change		2010	2009	Change
Benchmark Averages
WTI oil (US$/bbl) (1)	$76.20	$68.18	12%		$77.65	$56.98	36%
WCS heavy oil (US$/bbl) (2)	$60.55	$58.15	4%		$64.72	$48.16	34%
Heavy oil differential (3)	(21%)	(15%)			(17%)	(16%)
USD/CAD average exchange rate	0.9624	0.9113	6%		0.9654	0.8547	13%
Edmonton par oil ($/bbl)	$74.43	$71.70	4%		$76.73	$62.79	22%
AECO natural gas price ($/mcf) (4)	$3.72	$3.02	23%		$4.31	$4.11	5%

Baytex Average Sales Prices
Light oil and NGL ($/bbl)	$63.13	$57.50	10%		$65.18	$51.63	26%
Heavy oil ($/bbl) (5) (6)	$57.59	$60.65	(5%	)	$60.28	$52.21	15%
Physical forward sales contracts gain (loss) ($/bbl)	0.38	(5.53)			(1.13)	(5.10)
Heavy oil, net ($/bbl)	$57.97	$55.12	5%		$59.15	$47.11	26%
Total oil and NGL, net ($/bbl)	$58.93	$55.64	6%		$60.29	$48.15	25%

Natural gas ($/mcf) (6)	$3.76	$3.08	30%		$4.38	$3.91	12%
Physical forward sales contracts gain (loss) ($/mcf)	0.13	0.34	(62%)		0.09	0.27	(67%)
Natural gas, net ($/mcf)	$3.89	$3.42	21%		$4.47	$4.18	7%

Summary
Weighted average ($/boe) (6)	51.11	50.66	1%		53.90	45.76	18%
Physical forward sales contracts gain (loss) ($/boe)	0.48	(3.39)			(0.72)	(3.15)	77%
Weighted average, net ($/boe)	$51.59	$47.27	9%		$53.18	$42.61	25%

(1) WTI refers to the calendar monthly average based on NYMEX prompt month WTI.
(2) WCS refers to the average posting price for the benchmark WCS heavy oil.
(3) Heavy oil differential refers to the WCS discount to WTI.
(4) AECO refers to the AECO monthly index price published by the Canadian Gas Price Reporter.
(5) Baytex’s realized heavy oil prices are calculated based on sales volumes, net of blending costs.
(6)
Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The above table excludes the impact of financial derivative contracts.

During the third quarter of 2010, Baytex’s average sales price for light oil and NGL was $63.13/bbl, up 10% from $57.50/bbl in the third quarter of 2009. Baytex’s realized heavy oil price during the third quarter of 2010, prior to physical forward sales contracts, was $57.59/bbl, or 92% of WCS. This compares to a realized heavy oil price in the third quarter of 2009, prior to physical forward sales contracts, of $60.65/bbl, or 95% of WCS. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the third quarter of 2010 was $57.97/bbl, up 5% from $55.12/bbl in the third quarter of 2009. Baytex’s realized natural gas price for the three months ended September 30, 2010 was $3.76/mcf, prior to physical forward sales contracts, and $3.89/mcf inclusive of physical forward sales contracts (three months ended September 30, 2009 - $3.08/mcf prior to, and $3.42/mcf inclusive of, physical forward sales contracts.)

For the first nine months of 2010, Baytex’s average sales price for light oil and NGLs was $65.18/bbl, up 26% from $51.63/bbl in the first nine months of 2009. Baytex’s realized heavy oil price during the first nine months of 2010, prior to physical forward sales contracts, was $60.28/bbl, or 90% of WCS. This compares to a realized heavy oil price in the first nine months of 2009, prior to physical forward sales contracts, of $52.21/bbl, or 93% of WCS. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the first nine months of 2010 was $59.15/bbl, up 26% from $47.11/bbl in the first nine months of 2009. Baytex’s realized natural gas price for the nine months ended September 30, 2010 was $4.38/mcf, prior to physical forward sales contracts, and $4.47/mcf inclusive of physical forward sales contracts (nine months ended September 30, 2009 - $3.91/mcf prior to, and $4.18/mcf inclusive of, physical forward sales contracts).

Revenue

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for %)	2010	2009	Change	2010	2009	Change
Oil revenue
Light oil and NGL	$38,632	$37,141	4%	$117,164	$99,661	18%
Heavy oil	154,381	127,544	21%	456,162	307,087	49%
Total oil revenue	193,013	164,685	17%	573,326	406,748	41%
Natural gas revenue	19,847	19,140	4%	68,561	67,636	1%
Total oil and gas revenue	212,860	183,825	16%	641,887	474,384	35%
Sales of heavy oil blending diluent	25,433	24,381	4%	99,752	77,397	29%
Total petroleum and natural gas sales	$238,293	$208,206	14%	$741,639	$551,781	34%

Petroleum and natural gas sales increased 14% to $238.3 million for the third quarter of 2010 from $208.2 million for the same period in 2009. During this period, the change was driven by a 21% increase in heavy oil revenues, which was comprised of a 5% increase in realized price and a 13% increase in sales volume compared to the three months ended September 30, 2009.

For the nine months ended September 30, 2010, petroleum and natural gas sales increased 34% to $741.6 million from $551.8 million for the same period in 2009. During this period, the change was driven by a 49% increase in heavy oil revenues, which was comprised of a 26% increase in realized price and a 17% increase in sales volume compared to the nine months ended September 30, 2009.

Royalties

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
Royalties	$39,615	$39,992	(1%)	$125,577	$90,338	39%
Royalty rates:
Light oil, NGL and natural gas	17.3%	24.1%		21.0%	20.3%
Heavy oil	19.1%	20.8%		19.0%	18.4%
Average royalty rates (1)	18.6%	21.8%		19.6%	19.0%
Royalty expenses per boe	$9.61	$10.29	(7%)	$10.41	$8.13	28%

(1) Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivative contracts.

Total royalties for the third quarter of 2010 decreased to $39.6 million from $40.0 million in the third quarter of 2009. Total royalties for the third quarter of 2010 averaged 18.6% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 21.8% for the same period in 2009.

Royalties as a percentage of revenue for light oil, NGL and natural gas decreased in the current quarter compared to the third quarter of 2009 due to an increase in wells qualifying for the Alberta 5% royalty incentive. Royalties as a percentage of revenue for heavy oil in the three months ended September 30, 2010 were lower than the same period in 2009 due to lower royalties for production at Seal and lower reference prices in Saskatchewan.

Total royalties for the nine months ended September 30, 2010 increased to $125.6 million from $90.3 million in the nine months ended September 30, 2009 as a result of higher royalty rates plus additional volumes resulting from property acquisitions in 2009 and 2010 and increases in well productivity. Total royalties for the nine months ended September 30, 2010 averaged 19.6% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 19.0% for the same period in 2009.

Certain additional credits earned under the Alberta Royalty Drilling Credit program, which are based on drilling activity and drilling depths, are recorded as a reduction to capital expenditures, rather than as a reduction in royalties.

Financial Derivative Contracts

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands)	2010	2009	Change	2010	2009	Change

Realized gain (loss) on financial derivative contracts(1)
Crude oil	$4,501	$11,860	$(7,359)	$8,409	$54,467	$(46,058)
Natural gas	3,620	2,516	1,104	7,665	3,214	4,451
Foreign currency	6,553	5,893	660	19,660	8,207	11,453
Interest rate	567	-	567	1,079	-	1,079
Total	$15,241	$20,269	$(5,028)	$36,813	$65,888	$(29,075)

Unrealized gain (loss) on financial derivative contracts(2)
Crude oil	$(9,932)	$(8,392)	$(1,540)	$6,171	$(64,350)	$70,521
Natural gas	(643)	(3,899)	3,256	3,545	(2,600)	6,145
Foreign currency	4,361	17,756	(13,395)	(13,123)	23,524	(36,647)
Interest rate	(4,621)	(2,154)	(2,467)	(11,839)	(2,154)	(9,685)
Total	$(10,835)	$3,311	$(14,146)	$(15,246)	$(45,580)	$30,334

Total gain (loss) on financial derivative contracts
Crude oil	$(5,431)	$3,468	$(8,899)	$14,580	$(9,883)	$24,463
Natural gas	2,977	(1,383)	4,360	11,210	614	10,596
Foreign currency	10,914	23,649	(12,735)	6,537	31,731	(25,194)
Interest rate	(4,054)	(2,154)	(1,900)	(10,760)	(2,154)	(8,606)
Total	$4,406	$23,580	$(19,174)	$21,567	$20,308	$1,259

(1) Realized gain (loss) on financial derivative contracts represents actual cash settlement or receipts under the financial derivative contracts.
(2) Unrealized gain (loss) on financial derivative contracts represents the change in fair value of the financial derivative contracts during the period.

The total gain on financial derivative contracts for the third quarter was $4.4 million, as compared to a gain of $23.6 million in the third quarter of 2009. This includes realized gains of $15.2 million and unrealized mark-to-market losses of $10.8 million for the third quarter of 2010, as compared to $20.3 million in realized gains and $3.3 million in unrealized mark-to-market gains for the third quarter of 2009. The realized gain of $15.2 million for the three months ended September 30, 2010 is mainly due to the settlement of gains on favorable foreign currency and commodity derivative contracts. The unrealized mark-to-market losses of $10.8 million for the three months ended September 30, 2010 is due to increased crude oil prices and a decrease in floating interest rates, offset by a strengthening in the Canadian dollar at September 30, 2010, as compared to June 30, 2010.

The total gain on financial derivative contracts for the nine months ended September 30, 2010 was $21.6 million, as compared to a gain of $20.3 million in the nine months ended September 30, 2009. This includes realized gains of $36.8 million and unrealized mark-to-market losses of $15.2 million for the first nine months of 2010, as compared to $65.9 million in realized gains and $45.6 million in unrealized mark-to-market losses for the same period in 2009. The realized gain of $36.8 million for the nine months ended September 30, 2010 is due to the settlement of gains on favorable foreign currency and commodity derivative contracts. The unrealized mark-to-market losses of $15.2 million for the nine months ended September 30, 2010 is due to settlement of gains from foreign currency swaps and a decrease in floating interest rates, offset by the addition of favorable crude oil financial derivative contracts in the nine months ended September 30, 2010 and lower natural gas prices as compared to December 31, 2009.

Details of the risk management contracts in place as at September 30, 2010, and the accounting treatment of the Trust’s financial instruments are disclosed in note 15 to the consolidated financial statements as at and for the three months and nine months ended September 30, 2010.

Operating Expenses

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
Operating expenses	$43,618	$40,189	9%	$128,680	$118,501	9%
Operating expenses per boe	$10.58	$10.34	2%	$10.67	$10.66	-

Operating expenses for the third quarter of 2010 increased to $43.6 million from $40.2 million for the same period of 2009 due to an increase in production volumes. Operating expenses were $10.58 per boe for the third quarter of 2010, as compared to $10.34 per boe for the third quarter of 2009. For the third quarter of 2010, operating expenses were $10.40 per boe of light oil, NGL and natural gas and $10.69 per barrel of heavy oil, as compared to $10.68 and $10.09, respectively, for the third quarter of 2009.

Operating expenses for the nine months ended September 30, 2010 increased to $128.7 million from $118.5 million for the same period of 2009 due to an increase in production volumes. Operating expenses were $10.67 per boe for the first nine months of 2010, as compared to $10.66 per boe for the first nine months of 2009. For the first nine months of 2010, operating expenses were $10.96 per boe of light oil, NGL and natural gas and $10.50 per barrel of heavy oil, as compared to $10.50 and $10.17, respectively, for the first nine months of 2009.

Transportation and Blending Expenses

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
Blending expenses	$25,433	$24,381	4%	$99,752	$77,398	29%
Transportation expenses (1)	12,122	12,098	-	35,759	35,956	-
Total transportation and blending expenses	$37,555	$36,479	3%	$135,511	$113,354	20%
Transportation expense per boe (1)	$2.94	$3.11	(5%)	$2.96	$3.23	(8%)

(1) Transportation expenses per boe are before the purchase of blending diluent.

Transportation and blending expenses for the third quarter of 2010 were $37.6 million, as compared to $36.5 million for the third quarter of 2009. Transportation and blending expenses for the first nine months of 2010 were $135.5 million, as compared to $113.4 million for the first nine months of 2009.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. Baytex mainly purchases condensate from industry producers as the blending diluent to facilitate the marketing of its heavy oil. In the third quarter of 2010, the blending cost was $25.4 million for the purchase of 3,411 bbl/d of condensate at $81.03 per barrel, as compared to $24.4 million for the purchase of 3,559 bbl/d at $74.47 per barrel for the same period last year. In the nine months ended September 30, 2010, the blending cost was $99.8 million for the purchase of 4,331 bbl/d of condensate at $84.36 per barrel, as compared to $77.4 million for the purchase of 4,206 bbl/d at $67.40 per barrel for the same period last year. The cost of blending diluent is effectively recovered in the sale price of a blended product.

Transportation expenses before blending costs were $2.94 per boe for the third quarter of 2010, as compared to $3.11 per boe for the same period of 2009. Transportation expenses were $0.82 per boe of light oil, NGL and natural gas and $4.10 per barrel of heavy oil in the third quarter of 2010, as compared to $0.61 and $4.68, respectively, for the same period in 2009. The decrease in transportation cost per barrel of heavy oil was primarily attributable to the reduced use of long-haul trucking at Seal.

Transportation expenses before blending costs were $2.96 per boe for the nine months ended September 30, 2010, as compared to $3.23 per boe for the same period of 2009. Transportation expenses were $0.86 per boe of light oil, NGL and natural gas and $4.15 per barrel of heavy oil in the first nine months of 2010, as compared to $0.62 and $4.94, respectively, for the same period in 2009. The decrease in transportation cost per barrel of heavy oil was primarily attributable to the reduced use of long-haul trucking at Seal.

Operating Netback

	Three Months Ended September 30			Nine Months Ended September 30
($ per boe except for % and volume)	2010	2009	Change	2010	2009	Change
Sales volume (boe/d)	44,789	42,241	6%	44,188	40,719	9%
Operating netback(1):
Sales price (2)	$51.59	$47.27	9%	$53.18	$42.61	25%
Less:
Royalties	9.61	10.29	(7%)	10.41	8.13	28%
Operating expenses	10.58	10.34	2%	10.67	10.66	-%
Transportation expenses	2.94	3.11	(5%)	2.96	3.23	(8%)
Operating netback before financial derivative contracts	$28.46	$23.53	21%	$29.14	$20.59	42%
Financial derivative contract gains (3)	3.70	5.22	(29%)	3.05	5.93	(49%)
Operating netback after financial derivative contracts	$32.16	$28.75	12%	$32.19	$26.52	21%

 (1) Operating netback table includes revenues and costs associated with sulphur production.
 (2) Sales price is shown net of blending costs and gains (losses) on physical delivery contracts.
(3) Financial derivative contracts reflect realized financial derivative contract gains (losses) only.

General and Administrative Expenses

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
General and administrative expenses	$8,605	$6,674	29%	$29,027	$22,079	31%
General and administrative expenses per boe	$2.09	$1.72	22%	$2.41	$1.99	21%

General and administrative expenses for the third quarter of 2010 increased to $8.6 million from $6.7 million for the same period in 2009. This increase consists of costs relating to our Income Tracking Unit Plan (which had no corresponding expense in the third quarter of 2009), higher operating overhead recoveries in the third quarter of 2009 due to retroactive recoveries, as well as increased rent related to head office relocation and costs related to the corporate conversion as compared to the three months ended September 30, 2009.

General and administrative expenses for the first nine months of 2010 increased to $29.0 million from $22.1 million for the same period in 2009. This increase consists of costs relating to our Income Tracking Unit Plan (which had no corresponding expense in the first nine months of 2009), $1.2 million in tax indemnification payments relating to our Trust Unit Rights Incentive Plan, higher operating overhead recoveries in the nine months ended 2009 due to retroactive recoveries, as well as increased rent related to head office relocation and costs related to the corporate conversion as compared to the nine months ended September 30, 2009. Excluding the tax indemnification item, which we do not expect to incur in the future, general and administrative expenses per boe would have been $2.31 per boe for the nine months ended September 30, 2010 (nine months ended September 30, 2009 – $1.99 per boe).

Unit-Based Compensation Expense

Compensation expense related to our Trust Unit Rights Incentive Plan was $1.9 million for the third quarter of 2010, as compared to $1.7 million for the third quarter of 2009. For the nine months ended September 30, 2010, compensation expense was $6.7 million, an increase of 40% compared to $4.8 million for the same period in 2009.  This increase is the result of higher average fair values assigned to new unit rights granted during 2010.

Compensation expense associated with our Trust Unit Rights Incentive Plan is recognized in income over the vesting period of the rights with a corresponding increase in contributed surplus. The exercise of rights is recorded as an increase in unitholders’ capital with a corresponding reduction in contributed surplus.

Interest Expense

Interest expense for the third quarter of 2010 decreased to $7.2 million, as compared to $10.4 million in the third quarter of 2009. The decrease was attributable to a lower effective interest rate on long-term debt due to the issuance on August 26, 2009 of $150 million of 9.15% Series A senior unsecured debentures and the retirement on September 25, 2009 of US$179.7 million of 9.625% senior subordinated notes and US$0.2 million of 10.5% senior subordinated notes.

Interest expense for the nine months ended September 30, 2010 was $19.8 million compared to $26.2 million in the same period in 2009. The decrease was attributable to a lower effective interest rate on long-term debt, as described above.

Financing Charges

Financing charges for the three months and nine months ended September 30, 2010 were $nil and $1.4 million, as compared to $3.4 million and $5.2 million in the three months and nine months ended September 30, 2009, respectively. The reduction in 2010 is due to lower fees associated with our revolving credit facilities and the issuance of $150.0 million of 9.15% Series A senior unsecured debentures in August 2009.

Foreign Exchange

Foreign exchange gain in the third quarter of 2010 was $4.4 million, as compared to a gain of $11.1 million in the third quarter of 2009. The gain was comprised of an unrealized foreign exchange gain of $5.3 million and a realized foreign exchange loss of $0.9 million. The gain for the same period in 2009 was comprised of an unrealized foreign exchange loss of $10.9 million and a realized foreign exchange gain of $22.0 million. The current quarter unrealized gain was based on the translation of the US$180 million portion of the bank loan and US$ denominated financial derivative contracts as the CAD/USD foreign exchange rate strengthened at September 30, 2010, as compared to June 30, 2010.  The unrealized loss for the same period in 2009 was due to the transition of year-to-date unrealized gains into realized gains upon redemption of the US$ senior subordinated notes in September 2009.

Foreign exchange gain for the nine months ended September 30, 2010 was $4.0 million, as compared to a gain of $19.4 million in the nine months ended September 30, 2009. The gain was comprised of an unrealized foreign exchange gain of $2.8 million and a realized foreign exchange gain of $1.2 million. The unrealized gain for the nine month ended September 30, 2010 was based on the translation of the US$180 million portion of the bank loan and US$ denominated financial derivative contracts as the CAD/USD foreign exchange rate strengthened at September 30, 2010, as compared to December 31, 2009. The gain for the same period in 2009 was comprised of an unrealized foreign exchange loss of $1.6 million and a realized foreign exchange gain of $21.1 million due to redemption of the US$ senior subordinated notes in September 2009.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion for the three months ended September 30, 2010 increased to $69.3 million from $58.6 million for the same period in 2009. On a sales-unit basis, the provision for the current quarter was $16.81 per boe, as compared to $15.09 per boe for the same quarter in 2009.

Depletion, depreciation and accretion for the nine months ended September 30, 2010 increased to $202.6 million from $170.2 million for the same period in 2009. On a sales-unit basis, the provision for the first nine months of 2010 was $16.80 per boe, as compared to $15.31 per boe for the same period in 2009.

Taxes

Current tax expense of $3.2 million for the third quarter of 2010 is mainly comprised of Saskatchewan resource surcharge capital tax, compared to the same period a year ago of $2.9 million.  Current tax expense for the nine months ended September 30, 2010 is $10.2 million or $2.8 million higher than the same period in 2009. The increase in current tax expense for both the three months and nine months ended September 30, 2010 is due to higher Saskatchewan resource revenues, as compared to the same periods in 2009.

For the third quarter of 2010, future tax expense totaled $1.0 million, as compared to a future tax expense of $1.9 million for the third quarter of 2009. For the nine months ended September 30, 2010, future tax recovery totaled $12.4 million, as compared to a future tax recovery $26.2 million for the same period in 2009. The decrease in future tax recovery is primarily due to higher operating income and a reduction in tax rates.

As at September 30, 2010, future income tax liability was $34.9 million (December 31, 2009 - $186.6 million). In May 2010, the Trust acquired a number of private entities for use in its internal financing structure for approximately $38.0 million. The transaction resulted in the recognition of future income tax asset of $147.8 million with a corresponding deferred credit of $109.8 million. This credit reflects the difference between the future income tax asset recognized upon the completion of this transaction and the cash paid. This credit will be amortized on the same basis as the related future income tax asset.

Tax Pools

($ thousands)	September 30, 2010	December 31, 2009
Canadian Tax Pools
Canadian oil and gas property expenditures	$294,577	$299,220
Canadian development expenditures	221,679	189,791
Canadian exploration expenditures	9,549	-
Undepreciated capital costs	244,824	241,071
Non-capital losses	747,169	19,470
Finance costs	11,319	169
Total Canadian tax pools	$1,529,117	$749,721

U.S. Tax Pools
Taxable depletion	$133,823	$148,031
Intangible drilling costs	15,223	9,182
Tangibles	9,626	3,686
Non-capital losses	51,828	4,178
Total U.S. tax pools	$210,550	$165,077

Net Income

Net income for the third quarter of 2010 was $35.1 million, as compared to a net income of $40.7 million for the third quarter of 2009. Revenues, net of royalties, increased $30.5 million or 18% in the three months ended September 30, 2010, as compared to the same period in 2009. In addition, interest expense and financing charges decreased by $3.1 million and $3.4 million, respectively, in the three months ended September 30, 2010 as compared to the same period in 2009.   This is offset by an increase in operating expenses of $3.4 million and a decrease in gain on financial derivative contracts of $19.2 million. The remaining changes are an increase in depletion and accretion expense of $10.6 million and an overall $6.7 million decrease in foreign exchange gain for the third quarter of 2010, as compared to the same period in 2009.

Net income for the first nine months of 2010 was $120.0 million, as compared to a net income of $59.6 million for the first nine months of 2009. Revenues, net of royalties, increased $154.6 million or 34% in the nine months ended September 30, 2010, as compared to the same period in 2009. In addition, interest expense and financing charges decreased by $6.4 million and $3.7 million, respectively, in the first nine months of 2010, as compared to same period in 2009. This is offset by an increase in operating expenses of $10.2 million and an increase in transportation and blending expenses of $22.2 million. The remaining changes are an increase in depletion and accretion expense of $32.4 million, an overall $15.4 million decrease in foreign exchange gain and a $13.8 million decrease in future income tax recovery for the nine months ended September 30, 2010, as compared to the same period in 2009.

Other Comprehensive Income (Loss)

The Trust’s foreign operations are considered to be “self-sustaining operations”, financially and operationally independent. As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date of 0.9711 USD/CAD, while revenues and expenses are translated using the average exchange rate for the three months and nine months ended September 30, 2010 of 0.9624 and 0.9654 USD/CAD, respectively. Translation gains and losses are deferred and included in other comprehensive income in unitholders’ capital and are recognized in net income when there has been a reduction in the net investment.

This change was adopted prospectively on January 1, 2009 resulting in a currency translation adjustment of $15.4 million upon adoption with a corresponding increase in petroleum and natural gas properties. The reduction of $19.3 million for 2009 plus the reduction of $3.3 million in the nine months ended September 30, 2010 resulted in a balance of $7.2 million in accumulated other comprehensive loss at September 30, 2010.

Funds from Operations, Payout Ratio and Distributions

Funds from operations and payout ratio are non-GAAP measures. Funds from operations represents cash flow from operating activities before changes in non-cash working capital and other operating items. Payout ratio is calculated as cash distributions (net of participation in the Distribution Reinvestment Plan (“DRIP”)) divided by funds from operations. The Trust considers these to be key measures of performance as they demonstrate the Trust’s ability to generate the cash flow necessary to fund distributions and capital investments.

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended			Nine Months Ended		Years Ended
($ thousands except for %)	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009	December 31, 2009	December 31, 2008
Cash flow from operating activities	$126,255	$111,438	$72,355	$331,837	$191,936	$303,162	$471,237
Change in non-cash working capital	(14,125)	(3,039)	16,226	(4,409)	41,916	27,878	(38,857)
Asset retirement expenditures	656	724	228	1,979	990	1,146	1,443
Funds from operations	$112,786	$109,123	$88,809	$329,407	$234,842	$332,186	$433,823
Cash distributions declared, net of DRIP	$45,795	$46,761	$32,799	$141,698	$100,315	$137,601	$197,026
Payout ratio	41%	43%	37%	43%	43%	41%	45%

The Trust does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of petroleum and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the petroleum and natural gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire petroleum and natural gas assets increase significantly, it is possible that the Trust would be required to reduce or eliminate its distributions in order to fund capital expenditures. There can be no certainty that the Trust will be able to maintain current production levels in future periods.

Cash distributions declared, net of DRIP participation, of $45.8 million for the third quarter of 2010 were funded through funds from operations of $112.8 million. The following table compares cash distributions to cash flow from operating activities and net income:

	Three Months Ended			Nine Months Ended		Years Ended
($ thousands except for %)	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009	December 31, 2009	December 31, 2008
Cash flow from operating activities	$126,255	$111,438	$72,355	$331,837	$191,936	$303,162	$471,237
Cash distributions declared, net of DRIP	45,795	46,761	32,799	141,698	100,315	137,601	197,026
Excess of cash flow from operating activities over cash distributions declared, net of DRIP	80,460	64,677	$39,556	190,139	91,621	$165,561	$274,211

Net income	$35,061	$33,027	$40,657	$120,042	$59,618	$87,574	$259,894
Cash distributions declared, net of DRIP	45,795	46,761	32,799	141,698	100,315	137,601	197,026
Excess (shortfall) of net income over cash distributions declared, net of DRIP	$(10,734)	$(13,734)	$7,858	$(21,656)	$(40,697)	$(50,027)	$62,868

It is Baytex’s long-term operating objective to substantially fund cash distributions and capital expenditures for exploration and development activities through funds from operations. Future production levels are highly dependent upon our success in exploiting our asset base and acquiring additional assets. The success of these activities, along with commodity prices realized, are the main factors influencing the sustainability of our cash distributions. During periods of lower commodity prices or periods of higher capital spending, it is possible that funds from operations will not be sufficient to fund both cash distributions and capital spending. In these instances, the cash shortfall may be funded through a combination of equity and debt financing.

As at September 30, 2010, Baytex had approximately $168.8 million in available undrawn credit facilities to fund any such shortfall. As Baytex strives to maintain a consistent distribution level under the guidance of prudent financial parameters, there may be times when a portion of our cash distributions would represent a return of capital.

For the three months ended September 30, 2010, the Trust’s net income was less than cash distributions declared (net of DRIP) by $10.7 million, with net income reduced by $91.2 million for non-cash items. For the nine months ended September 30, 2010, the Trust’s net income was less than cash distributions declared (net of DRIP) by $21.7 million, with net income reduced by $211.8 million for non-cash items. Non-cash items such as depletion, depreciation and accretion may not be fair indicators for the cost of maintaining our productive capacity as they are based on historical costs of assets and not the fair value of replacing those assets under current market conditions.

Liquidity and Capital Resources

As a result of the 2008/2009 economic crisis, there have been periodic disruptions in the availability of credit. In light of this situation, we have undertaken a thorough review of our liquidity sources as well as our exposure to counterparties, and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

($ thousands)	September 30, 2010	December 31, 2009	September 30, 2009
Bank loan	$314,567	$265,088	$272,918
Convertible debentures	5,057	7,736	8,799
Long-term notes	150,000	150,000	150,000
Working capital deficiency	66,596	51,452	34,573
Total monetary debt	$536,220	$474,276	$466,290

At September 30, 2010, total monetary debt was $536.2 million, as compared to $474.3 million at December 31, 2009, and $466.3 million at September 30, 2009. Bank borrowings and working capital deficiency at September 30, 2010 were $381.2 million, as compared to total credit facilities of $550.0 million.

Baytex has a credit agreement with a syndicate of chartered banks. The credit facilities consist of an operating loan and a 364-day revolving loan. In June 2010, we reached agreement with our lending syndicate to amend our revolving credit facilities to increase the amount of the facilities to $550 million (from $515 million), extend the revolving period to June 2011 and add a one-year term out following the revolving period.  In the event that the revolving period is not extended by June 2011, all amounts then outstanding under the credit facilities will be payable in June 2012.  Advances under the credit facilities or letters of credit can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates, or LIBOR rates, plus applicable margins. The credit facilities are subject to semi-annual review and are secured by a floating charge over all of our assets.

The credit facilities were arranged pursuant to an agreement with a syndicate of financial institutions. A copy of our credit agreement and related amendments are accessible on the SEDAR website at www.sedar.com (filed on March 28, 2008, September 15, 2008, July 9, 2009, August 14, 2009, October 5, 2009, July 15, 2010 and August 31, 2010).

Pursuant to various agreements with our lenders, we are restricted from making distributions to unitholders where the distribution would or could have a material adverse effect on the Trust or its subsidiaries' ability to fulfill its obligations under Baytex's credit facilities or the Series A senior unsecured debentures.

The Trust believes that funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, distributions to the unitholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of distribution is also discretionary, and the Trust has the ability to modify distribution levels should funds from operations be negatively impacted by factors such as a reduction in commodity prices.

Capital Expenditures

Capital expenditures are summarized as follows:

	Three Months Ended September 30		Nine Months Ended September 30
($ thousands)	2010	2009	2010	2009
Land	$(507)	$2,902	$13,846	$9,715
Seismic	393	114	354	1,958
Drilling and completion	42,639	23,537	115,613	81,063
Equipment	19,642	7,893	52,196	17,652
Other	78	(266)	(205)	1,185
Total exploration and development	$62,245	$34,180	$181,804	$111,573

Corporate acquisition	-	-	40,914	-
Property acquisitions	12,875	93,670	19,917	96,012
Property dispositions	(18,087)	(8)	(18,137)	(18)
Total oil and gas expenditures	57,033	127,842	224,498	207,567
Corporate assets	5,048	2,297	8,291	2,846
Total capital expenditures	$62,081	$130,139	$232,789	$210,413

Unitholders’ Equity

The Trust is authorized to issue an unlimited number of trust units. As at November 5, 2010, the Trust had 112,779,148 trust units issued and outstanding.

As at November 5, 2010, the Trust had a principal amount of $5.0 million convertible unsecured subordinated debentures outstanding which are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $14.75 per unit. The convertible debentures mature on December 31, 2010, at which time they are due and payable.

Contractual Obligations

The Trust has a number of financial obligations in the ordinary course of business. These obligations are of a recurring nature and impact the Trust’s funds from operations in an ongoing manner. A significant portion of these obligations will be funded through funds from operations. These obligations as of September 30, 2010, and the expected timing of funding of these obligations, are noted in the table below.

($ thousands)	Total	Less than 1 year	1-2 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	$182,371	$182,371	$-	$-	$-
Distributions payable to unitholders	20,220	20,220	-	-	-
Bank loan (1)	314,567	-	314,567	-	-
Convertible debentures (2)	5,070	5,070	-	-	-
Long-term debt (2)	150,000	-	-	-	150,000
Operating leases	54,058	5,364	10,548	11,185	26,961
Processing and transportation agreements	5,195	3,892	1,252	51	-
Total	$731,481	$216,917	$326,367	$11,236	$176,961

(1) The bank loan is a 364-day revolving loan with a one year term-out following the 364-day revolving period with the ability to extend the term. Unless extended, the revolving period will end on June 27, 2011 with all amounts to be re-paid by June 27, 2012.

(2) Principal amount of instruments.

The Trust also has on-going obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

Financial Instruments and Risk Management

The Trust is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by the Trust through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities. The Trust manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Trust incurring a loss. The Trust manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

Details of the risk management contracts in place as at September 30, 2010, and the accounting treatment of the Trust’s financial instruments are disclosed in note 15 to the consolidated financial statements as at and for the three months and nine months ended September 30, 2010.

Quarterly Financial Information
	2010			2009				2008
($ thousands, except per unit amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Petroleum and natural gas sales	238,293	241,564	261,782	237,981	208,206	193,239	150,336	199,890
Net income (loss)	35,061	33,027	51,954	27,956	40,657	27,451	(8,490)	52,401
Per unit - basic	0.31	0.30	0.47	0.26	0.38	0.26	(0.09)	0.54
Per unit - diluted	0.30	0.29	0.46	0.25	0.37	0.26	(0.09)	0.53

Changes in Accounting Policies

Future Accounting Changes

In January 2009, the Canadian Institute of Chartered Accountants (the “CICA”) issued Section 1582 “Business Combinations” which establishes principles and requirements of the acquisition method for business combinations and related disclosures. The purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and most acquisition costs are to be expensed as incurred. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the Trust’s accounting of future business combinations.

In January 2009, the CICA issued Section 1601 “Consolidated Financial Statements” which establishes standards for the preparation of consolidated financial statements and Section 1602 “Non-controlling Interests” which provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the Trust’s accounting of future business combinations.

International Financial Reporting Standards (“IFRS”)

IFRS will replace the current GAAP for financial periods beginning on January 1, 2011. At the transition date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of 2010 amounts reported by Baytex, including the opening balance sheet as at January 1, 2010. Baytex expects that IFRS will not have a major impact on the Trust’s operations or strategic decisions.

Management continues to monitor new IFRS and amendments to existing IFRS that may impact the adoption of IFRS by the Trust in 2011.  Management is analyzing the various accounting policy choices available and will implement those determined to be the most appropriate for the Trust as noted below.  The preliminary decisions about IFRS 1 exemptions and accounting policy choices have not been finalized.  Management’s draft policy decisions and analysis will not be finalized until 2011 and preliminary decisions and estimated impacts of adopting IFRS may change.

First-Time Adoption of IFRS

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS. Management is analyzing the various accounting policy choices available and will implement those determined to be the most appropriate for Baytex. At this time, the Trust anticipates it will apply the following exemptions:

Property, Plant and Equipment, (“PP&E”) – IFRS 1 allows an entity that used full cost accounting under its previous GAAP to elect, at its time of adoption, to measure exploration and evaluation assets at the amount determined under the entity’s previous GAAP and to measure oil and gas assets in the development and production phases by allocating the amount determined under the entity’s previous GAAP for those assets to the underlying assets pro rata using reserve volumes or reserve values as of that date. The Trust has allocated the amount recognized under current Canadian GAAP as at January 1, 2010 to the assets at an area level using reserve values calculated using the discounted net cash flows.  The allocation process is not expected to affect the net book value of our PP&E as no IFRS impairments are expected at January 1, 2010.

Asset retirement obligations –  Decommissioning provisions, included in the cost of PP&E, are measured as at January 1, 2010 in accordance with International Accounting Standards (“IAS”) 37, “Provisions, Contingent Liabilities and Contingent Assets”, and the difference between that amount and the carrying amount of those liabilities at  January 1, 2010 determined under current GAAP are recognized directly in retained earnings.

Business combinations – IFRS 1 permits the use of IFRS rules for business combinations on a prospective basis rather than re-stating all business combinations.

Share-based payments – IFRS 1 provides an exemption on IFRS 2, “Share-Based Payments” to equity instruments which vested before the Trust’s transition date to IFRS.

Cumulative translation differences – An option is available to deem cumulative translation differences on all foreign operations as zero at the date of transition. The balance of $3.9 million will be reclassified to retained earnings on January 1, 2010.

Key Accounting Policy Differences

The transition from current GAAP to IFRS is significant and may materially affect our reported financial position and results. At this time, Baytex has identified the following key differences that will impact the financial statements:

Exploration and Evaluation (“E&E”) expenditures – On transition to IFRS, Baytex will re-classify all E&E expenditures that are currently included in the PP&E balance on the consolidated balance sheet. This will consist of the book value of undeveloped land that relates to exploration properties. Baytex will initially capitalize these costs as E&E assets on the balance sheet. E&E assets will not be depleted and must be assessed for impairment when indicators of impairment exist.  Baytex has currently determined its E&E asset balance to be approximately $125 million at    January 1, 2010 and does not expect a transitional impairment of the E&E assets.

Depletion expense – Under IFRS, costs will be depleted on a unit of production basis at a more granular level than the country level. The Trust has the option to base the depletion calculation using either total proved or proved plus probable reserves. Baytex has not concluded at this time which method it will use.

Impairment of PP&E assets – Under IFRS, impairment of PP&E must be calculated at a more granular level than what is currently required under current GAAP. Impairment calculations will be performed at the cash generating unit level using fair values of the PP&E assets and Baytex anticipates using discounted proved plus probable reserve value for impairment tests of PP&E. Impairment losses are reversed under IFRS when there is an increase in the recoverable amount. Under current GAAP, estimated future cash flows used to assess impairments are not discounted. As such, impairment losses may be recognized earlier under IFRS than under current GAAP. At January 1, 2010, the Trust is not anticipating any impairment of PP&E as a result of adopting IFRS.

Decommissioning provisions – The Trust has made a preliminary decision to discount the estimated fair value of its asset retirement obligations and the related PP&E using a risk-free interest rate. Under current GAAP, the Trust uses a credit-adjusted interest rate. A lower discount rate will increase the asset retirement obligation liability. In addition, under IFRS, asset retirement obligations are measured as the best estimate of the expenditure to be incurred and requires the use of current discount rates at each re-measurement date with the corresponding adjustment to the cost of the related PP&E. Existing liabilities under current GAAP are not re-measured using current discount rates. On transition to IFRS, the effect of the changes above is expected to increase Baytex’s asset retirement obligations by approximately $87 million with the offset to retained earnings or deficit.

Unit-based compensation – The Trust has determined the major differences from current GAAP that would impact the Trust are treating graded vesting awards as multiple separate awards with different lives and estimating forfeiture rates in advance as opposed to recognizing the impact when the forfeiture occurs. The Trust is currently analyzing the effect of the changes under IFRS on its unit-based compensation calculations.

Income taxes – In transitioning to IFRS, the Trust’s future tax liability will be impacted by the tax effects resulting from the IFRS adjustments. Due to the withdrawal in November 2009 of the exposure draft on IAS 12, “Income Taxes”, the Trust continues to assess the impact that the IFRS income tax principles may have on it.

Internal Controls Over Financial Reporting

Along with review of the accounting policy choices and analysis, assessments are also made to determine the changes required to internal controls over financial reporting.  The internal controls documentation will continue to be updated to reflect changes in accounting polices and appropriate additional controls and procedures during the remainder of 2010.

Disclosure controls and procedures

Throughout the transition process, Baytex will be assessing stakeholders’ information requirements to ensure that appropriate and timely information is provided once available.

Information Technology Systems

Baytex continues to implement and perform ongoing testing on modifications to the accounting systems to accommodate the additional requirements under IFRS.

The Trust has prepared a draft of its January 1, 2010 IFRS opening balance sheet based on its draft accounting policies.  The opening balance sheet is subject to further review by management and audit work by our external auditors. In addition, the Trust is preparing the March 31, 2010 and June 30, 2010 IFRS adjustments and the draft financial statements and accompanying notes for these periods. Baytex’s external auditors are expected to review the Trust’s draft IFRS accounting policies and the IFRS opening balance sheet impacts during the remainder of 2010. The Trust’s IFRS project will continue through 2010 and is on schedule for a January 1, 2011 implementation date.

Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to: our plan to convert to a corporate legal form, including the timing of the conversion, our business strategy as a corporation, the income tax consequences of the conversion, the proposed structure of the conversion, our dividend policy and level as a corporation and the tax treatment of future dividends; our ability to fund our capital expenditures and distributions on our trust units from funds from operations; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; funding sources for our cash distributions and capital program; the timing of funding our financial obligations; the impact of the adoption of new accounting standards on our financial results; and the impact of the adoption of IFRS on our financial position and results of operations. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: the receipt of all necessary unitholder, court, stock exchange and other third party approvals; petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: failure to receive all necessary unitholder, court, stock exchange and other third party approvals; fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2009, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.